May 9, 2012

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       AMERCO
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 9, 2011
Definitive Proxy Statement on Schedule 14A
Filed July 15, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 8, 2012
File No. 001-11255

Dear Mr. Humphrey:

Pursuant to your request, this correspondence responds to the May 8, 2012 phone conversation between Kristin Shifflet of the Securities and Exchange Commission and Jason Berg, Chief Accounting Officer of AMERCO (the “Company”) with respect to further clarification related to the Company’s response letter dated April 13, 2012.  We note that in connection with our clarification below, we have provided the Staff’s original question and the Company’s original response.  We appreciate the opportunity to respond to your request for clarification and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

Staff’s Original Comment:

7. As a related matter, we note that A.M. Best downgraded your financial strength rating to B and your issuer credit rating to bb+ in February 2012 and that each of these ratings were placed under review with negative implications.  Supplementally and in detail, describe how each of these events may reasonably be expected to impact the property and casualty insurance operating segment and AMERCO as a whole.

Company’s Original Response:

Repwest’s focus today is on providing insurance products to, and handling claims for U-Haul moving and storage customers.  Repwest is responsible for the handling of U-

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

Haul claims across North America.  Additionally, Repwest underwrites portions of the protection packages U-Haul offers to its customer base as part of their moving and storage transactions.  These business lines are not ratings sensitive; therefore, we do not foresee any significant impact to our current marketing plans or to the financial condition of Repwest.

We do note that this ratings action has affected Repwest’s application for a Canadian Branch license.  The application has been put on hold pending further analysis and discussions with The Office of Superintendent of Financial Institutions (“OSFI”).  We have tentatively scheduled a meeting with the OSFI in May 2012.  Ultimately, this application is related to an expansion of Repwest’s current business plan and so the foregoing is not a discussion of an impact that affects Repwest’s current capabilities.

As a licensed surety writer, Repwest provides AMERCO and U-Haul with surety bonds such as appeal and performance bonds.  In the future, we may encounter an institution or jurisdiction that will not accept a surety bond from an insurance company with Repwest’s current rating.  However, should this be the case, based on currently available information we do not expect that the additional expense to secure a bond is likely to be material.

Company’s Clarification:

On an ongoing basis the Company will discuss any ratings actions related to its insurance subsidiaries, including downgrades, in a balanced disclosure in our filings that will address any known or expected impact such rating action may have on our financial position or on our operating plans.

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy for the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. Please call me at (602)-263-6804.

AMERCO,

/s/ Jason A. Berg
Jason A. Berg
Chief Accounting Officer
(Principal Financial Officer)